Exhibit 99.28(h)(xxvi)

DRIEHAUS MUTUAL FUNDS

DRIEHAUS EVENT DRIVEN FUND

Shareholder Services Plan

(Effective as of August 26, 2013)

This Plan (the “Plan”), as amended from time to time, constitutes the Shareholder Services Plan with respect to the shares of beneficial interest of the Driehaus Event Driven Fund (the “Fund”) of the DRIEHAUS MUTUAL FUNDS, a Delaware statutory trust (the “Trust”).

The Trust, on behalf of the Fund, may pay a fee (the “Shareholder Services Fee”) for services rendered and expenses borne in connection with the provision of certain services to investors in the Fund (“Investors”), at an annual rate specified by the Board of Trustees of the Trust, but not to exceed 0.25% of the average daily net assets attributable to shares representing such Investors’ interests in the Fund. Such services may include, to the extent applicable, but shall not be limited to the following: (i) transfer agent and sub-transfer agent services for beneficial owners of Fund shares, (ii) aggregating and processing purchase and redemption orders for Fund shares, (iii) providing beneficial owners of shares who are not record owners with statements showing their positions in the Fund, (iv) receiving and transmitting funds representing the purchase price or redemption proceeds of Fund shares, (v) processing dividend payments for Fund shares, (vi) providing sub-accounting services for Fund shares held beneficially, (vii) forwarding shareholder communications, such as proxies, shareholder reports, dividend and tax notices, and updating prospectuses to beneficial owners of Fund shares who are not record owners, (viii) receiving, tabulating and transmitting proxies executed by beneficial owners of Fund shares who are not record owners, (ix) responding to Investors’ inquiries regarding their interests in the Fund and (x) performing such other related services as the Fund may request (collectively, the “Shareholder Services”).

The Shareholder Services Fee may be paid by the Trust directly to the entity providing the Shareholder Services for the Fund (each a “Servicing Agent”) pursuant to a contract with the Trust. Such Servicing Agents may include banks and their affiliates, other institutions and service professionals (including investment advisers and broker-dealers) and other entities. The Trust may also reimburse Driehaus Securities LLC and Driehaus Capital Management LLC for Shareholder Services Fees it pays to Servicing Agents, up to the annual rate specified by the Board of Trustees. However, no payments shall be made under this Plan for services that constitute distribution services, which includes any activity that is primarily intended to result in the sale of shares (which may be paid only pursuant to a plan adopted under Rule 12b-1 of the Investment Company Act of 1940) and no payments shall be made under this Plan that would constitute “service fees” as defined in FINRA Conduct Rule 2830, which covers payment for personal services and/or maintenance of shareholder accounts.

The Board of Trustees shall approve the form of contract for use by the Trust for payment of Shareholder Services Fees to Servicing Agents for Shareholder Services. No reimbursement shall be made for distribution services. The contracts may be executed by the officers of the Trust, with subsequent notice to the Board.

The Board shall periodically receive reports on the entities providing Shareholder Services to the Fund and the amounts paid to each of them.

The Board shall periodically review this Shareholder Services Plan and the Shareholder Services Fee paid thereunder.

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